File No. 333-
                                                              CIK #896960
                   Securities And Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:     Insured Municipals Income Trust and Investors'
                            Quality Tax-Exempt Trust Multi-Series 300

B. Name of Depositor:       Van Kampen American Capital Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                            One Parkview Plaza
                            Oakbrook Terrace, Illinois  60181

D  Name and complete address of agents for service:

   Van Kampen American Capital Distributors, Inc    Chapman and Cutler
   Attention:  Don G. Powell, Chairman              Attention:  Mark J. Kneedy
   One Parkview Plaza                               111 West Monroe Street
   Oakbrook Terrace, Illinois  60181                Chicago, Illinois 60603

E. Title of securities being registered: Units of fractional undivided beneficial interest

F. Approximate date of proposed sale to the public:

             as soon as practicable after the Effective Date
                      of the Registration Statement

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust
                            Multi-Series 300

                          Cross Reference Sheet


                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                        Heading in Prospectus


                I.  Organization and General Information

1. (a)  Name of trust                 )
   (b)  Title of securities issued    )  Prospectus Part I Front Cover Page

2. Name and address of Depositor      )  Part II-Fund Administration - Sponsor

3. Name and address of Trustee        )  Part II-Fund Administration - Trustee

4. Name and address of principal      )  Part I-Underwriting
     underwriter                      )

5. Organization of trust              )  Part II-The Trusts - The Fund

6. Execution and termination of       )  Part II-The Trusts - The Fund
     Trust Indenture and Agreement    )
Part II-Fund Administration-Termination
                                         of Trust Agreement

7. Changes of Name                    )  *

8. Fiscal year                        )  *

9. Material Litigation                )  *


    II.  General Description of the Trust and Securities of the Trust

10. General information regarding     )  Part II-Rights of Unitholders
      trust's securities and rights   )  Part II-The Trusts - The Fund
      of security holders             )

11. Type of securities comprising     )  Part I-Front Cover
      units                           )  Part I-Portfolio

12. Certain information regarding     )  *
      periodic payment certificates   )

13. (a)  Load, fees, charges and      )  Part I-Summary of Essential Financial
      expenses                        )  Information
                                      )  Part II-Public Offering
                                      )  Part II-Expenses

    (b)  Certain information regard-  )  *
           ing periodic payment plan  )
           certificates               )

    (c)  Certain percentages          )  Part I-Summary of Essential Financial
                                      )  Information
                                      )  Part II-Public Offering

    (d)  Certain other fees,          )  Part II-Expenses
           expenses or charges        )
           payable by holders         )

    (e)  Certain profits to be        )  Part II-Public Offering
           received by depositor,     )  Part I-Underwriting
           principal underwriter,     )  Part I-Notes to Portfolio
           trustee or affiliated      )
           persons                    )

    (f)  Ratio of annual charges      )  *
           to income                  )

14. Issuance of trust's securities    )  Part II-The Trusts-The Fund

15. Receipt and handling of payments  )  *
      from purchasers                 )

16. Acquisition and disposition of    )  Part II-The Trusts-The Fund
      underlying securities           )  Part II-Fund Administration

17. Withdrawal or redemption          )  Part II-Public Offering-Market for
                                         Units
                                      )  Part II-Rights of Unitholders-
                                         Redemption of Units

18. (a)  Receipt and disposition      )  Part II-Rights of Unitholders-
          of income
Distribution of Interest and Principal

    (b)  Reinvestment of distribu-    )  Part II-Rights of Unitholders-
          tions                          Reinvestment Option

    (c)  Reserves or special funds    )  Part II-Expenses

    (d)  Schedule of distributions    )  Part I-Summary of Essential Financial
                                      )  Information
                                      )  Part II-Rights of Unitholders-

Distribution of Interest and Principal

19. Records, accounts and reports     )
Part II-Rights of Unitholders-Reports
                                         Provided
                                      )  Part II-Fund Administration-Trustee

20. Certain miscellaneous provisions  )  Part II-Fund Administration
      of Trust Agreement              )

21. Loans to security holders         )  *

22. Limitations on liability          )
Part II-Fund Administration-Limitation
                                         on Liabilities

23. Bonding arrangements              )  *

24. Other material provisions of      )  *
      trust indenture or agreement    )

    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor         )  Part II-Fund Administration-Sponsor

26. Fees received by Depositor        )  Part II-Expenses
                                      )  Part II-Public Offering-Sponsor and
                                         Underwriter Compensation

27. Business of Depositor             )  Part II-Fund Administration-Sponsor

28. Certain information as to         )  Part II-Fund Administration-Sponsor
      officials and affiliated        )
      persons of Depositor            )

29. Companies owning securities of    )  Part II-Fund Administration-Sponsor
      Depositor                       )

30. Controlling persons of Depositor  )  Part II-Fund Administration-Sponsor

31. Compensation of Directors         )  *

32. Compensation of Directors         )  *

33. Compensation of Employees         )  *

34. Compensation to other persons     )  Part II-Expenses


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's           )  Part II-The Trusts-The Fund
      securities by states            )  Part II-Public Offering

36. Suspension of sales of trust's    )  Part II-Public Offering
      securities                      )

37. Revocation of authority to        )  *
      distribute                      )

38. (a)  Method of distribution       )
                                      )
    (b)  Underwriting agreements      )  Part II-Public Offering
                                      )
    (c)  Selling agreements           )

39. (a)  Organization of principal    )
           underwriter                )
                                      )  Part II-Fund Administration-Sponsor
    (b)  N.A.S.D. membership by       )
           principal underwriter      )

40. Certain fees received by          )  *
      principal underwriter           )

41. (a)  Business of principal        )  Part II-Fund Administration-Sponsor
      underwriter                     )

    (b)  Branch offices of principal  )  *
      underwriter                     )

    (c)  Salesmen of principal        )  *
      underwriter                     )

42. Ownership of securities of the    )  *
      trust                           )

43. Certain brokerage commissions     )
      received by principal           )  Part II-Public Offering-Sponsor and
      underwriter                     )  Underwriter Compensation

44. (a)  Method of valuation          )
                                      )
    (b)  Schedule as to offering      )  Part I-Summary of Essential Financial
           price                      )  Information
                                      )  Part II-Public Offering
    (c)  Variation in offering price  )
           to certain persons         )

45. Suspension of redemption rights   )  Part II-Rights of Unitholders-
                                         Redemption of Units

46. (a)  Redemption valuation         )
                                      )  Part II-Rights of Unitholders-
                                         Redemption of Units
    (b)  Schedule as to redemption    )
      price                           )

47. Purchase and sale of interests    )  Part II-The Trusts-The Fund
      in underlying securities        )  Part II-Fund Administration-
                                         Portfolio Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of    )  Part II-Fund Administration-Trustee
      trustee                         )

49. Fees and expenses of trustee      )  Part I-Summary of Essential Financial
                                      )  Information
                                      )  Part II-Expenses

50. Trustee's lien                    )  Part II-Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's   )
      securities                      )  *


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-   )
           ment with respect to       )
           replacement or elimi-      )
           nation of portfolio        )
           securities                 )
                                      )
                                      )
    (b)  Transactions involving       )  Part II-Fund Administration-Portfolio
           elimination of underlying  )  Administration
           securities                 )  Part II-Fund Administration-
                                         Replacement Bonds
    (c)  Policy regarding substitu-   )
           tion or elimination of     )
           underlying securities      )

    (d)  Fundamental policy not       )  *
           otherwise covered          )

53. Tax Status of trust               )  Part II-Federal Tax Status

              VIII.  Financial and Statistical Information

54. Trust's securities during         )  *
      last ten years                  )

55.                                   )  *
                                      )

56. Certain information regarding     )  *
                                      )

57. Periodic payment certificates     )  *

58.                                   )  *

59. Financial statements (Instruc-    )  Part I-Summary of Essential Financial
      tions 1(c) to Form S-6)         )  Information
                                      )  Part I-Statement of Condition
__________________________________
* Inapplicable, omitted, answer negative or not required
                   Contents of Registration Statement


This Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1  Trust Agreement (to be supplied by amendment).

1.4 Copy of municipal bond fund portfolio insurance policy (to be supplied by amendment).

1.5  Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Corporation (to be supplied by amendment).

4.2  Consent of Standard & Poor's (to be supplied by amendment).

4.3  Consent of Grant Thornton LLP (to be supplied by amendment).


                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 300 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 2nd day of December, 1997.

                                    Insured Municipals Income Trust and
                                       Investors' Quality Tax-Exempt
                                       Trust, Multi-Series 300
                                                            (Registrant)

                                    By Van Kampen American Capital
                                       Distributors, Inc.
                                                             (Depositor)

                                    By Gina M. Costello
                                       Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on December 2, 1997 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

  Signature                 Title

Don G. Powell         Chairman and Chief Executive )
                      Officer                      )

William R. Molinari   President and Chief          )
                      Operating Officer            )

Ronald A. Nyberg      Executive Vice President     )
                      and General Counsel

William R. Rybak      Executive Vice President and )
                      Chief Financial Officer      )

                                                   Gina M. Costello
                                                   (Attorney-in-fact*)
_______________________________________________________________________
* An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (file No. 33-33087) and the same are hereby incorporated herein by this reference.